82-4318

centrica

taking care of the essentials

[redacted]

03037685

03 NOV 26 AM 7:21

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	25 November, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Secretariat

dlw 11/26

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

25 November, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors' Interests in shares held under LTIS & Share Incentive Plan

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Purchase of ordinary shares of $5^{5/9}$ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on the 20 November 2003 that:

The following Directors of the Company acquired Shares under the SIP on 19 November 2003 from the Shares acquired by the Trustee on that date:

Director	Number of Shares acquired*	Aggregate shares held Beneficially (across all accounts following acquisition)
Phil Bentley	87	111,108
Mark Clare	87	472,682
Sir Roy Gardner	87	2,360,142

* The 'Number of Shares Acquired' includes 67 Partnership shares acquired at 187 pence and 20 matching shares acquired at 188 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

25 November 2003

Centrica plc
Directors' interests – Long Term Incentive Scheme (LTIS)

Centrica plc announces that on 24 November 2003, a total of 591,108 ordinary Centrica shares of 5 5/9 pence each in Centrica plc were transferred from trust by the trustees of the Long Term Incentive Scheme (LTIS) to participants of the LTIS. All shares were transferred to former employees under the rules of the scheme, in satisfaction of allocations following completion of the relevant performance period.

The executive directors of the Company have not received any shares pursuant to this release but being beneficiaries under the LTIS, as with other Centrica group employees, their potential interest in the shares held and transferred by the trust has been reduced accordingly.

Derek Woodward
Head of Secretariat